Exhibit 99.1

Navigator Holdings Ltd. Announces Changes to Board of Directors

LONDON, October 26, 2023 – Navigator Holdings Ltd. (“Navigator” or the “Company”) (NYSE: NVGS), the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, announces the following changes to its board of directors (the “Board”):

•

With effect from November 15, 2023, Mr. David Kenwright, the Company’s longest serving independent director, who joined the Board in March 2007 and served as Chair of the Company’s Nomination and Remuneration Committees, contributing significantly to both, as well as being a committed member of the Company’s Audit Committee, will resign as a director of the Board, after 16 years of dedicated service;

•	With effect from October 26, 2023, Ms. Janette Marx will join Navigator’s Board as a non-executive director.

Ms. Marx has significant business experience, with 25 years in the human resources and recruitment industry and is currently the Chief Executive Officer of private equity backed Airswift Group. Prior to joining Airswift Group in June, 2014, Ms. Marx spent 19 years at Adecco Group, where she ran the technical, engineering, medical and science divisions, as well as overseeing the integration of the Adecco Group finance business lines after the acquisition of MPS Group. Ms. Marx is a member of the board of directors of the American Staffing Association, Junior Achievement, CEOs Against Cancer, Greater Houston Women’s Chamber of Commerce, and Chair of Houston’s Bauer School of Business’ Business Engagement Committee. Ms. Marx holds a Bachelor of Science in Business Management and an MBA from Duke University’s Fuqua School of Business.

With these changes, the Company’s Board has increased from seven to eight members until November 15, 2023, the effective date of Mr. Kenwright’s resignation, upon which the size of the Company’s Board will decrease from eight to seven members.

Dag von Appen, Non-Executive Chairman of the Board, commented:

“On behalf of the Board, I would like to express our sincere gratitude and thanks to David for his many years of steadfast service and his considerable contributions to the Company, in particular with respect to his role as Chair of Navigator’s Nomination and Remuneration Committees, as well as his many contributions as a member of the Audit Committee. It has been my pleasure and privilege to work alongside David and to benefit from his support during my time as Chairman. We wish him and his family all the very best for the future.

“I am delighted to welcome Ms. Marx to Navigator’s Board, where she joins us from Houston, home to Navigator’s newest office location and the Company’s ethylene export terminal joint venture. Janette brings extensive professional experience to the Company which will be a great asset as we build on Navigator’s success for the future. We look forward to working with her closely during this exciting time for the Company.”

About Navigator Gas

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator’s fleet consists of 56 semi- or fully-refrigerated liquefied gas carriers, 25 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Navigator’s common stock trades on the New York Stock Exchange under the symbol “NVGS”.

Navigator Gas

Attention:   Investor Relations investorrelations@navigatorgas.com

      and randy.giveans@navigatorgas.com

Address:  333 Clay Street, Suite 2480, Houston, Texas, U.S.A. 77002

Tel:     +1 713 373 6197 and +44 (0)20 7340 4850

Investor Relations / Media Advisors

Nicolas Bornozis / Paul Lampoutis

Capital Link – New York

Tel: +1-212-661-7566

Email: navigatorgas@capitallink.com

Category: General